EXHIBIT 23.1


                        CONSENT OF INDEPENDENT AUDITORS


We consent to the use in this Amendment No. 8 to Registration Statement No. 333-90881 of SAVVIS Communications Corporation, formerly SAVVIS Holdings Corporation, of our report dated August 12, 1999, except for Note 13 as to which the date is January 14, 2000 and Note 14 as to which the date is January 25, 2000 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern and an explanatory paragraph relating to the restatement described in Note 14) appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.





/s/ Deloitte & Touche LLP

    St. Louis, Missouri
    February 9, 2000